                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            THE ENERGY GROUP PLC
                            --------------------
                              (Name of Issuer)

                         ORDINARY SHARES OF 10p EACH
                         ---------------------------
                       (Title of Class of Securities)


                            --------------------
                               (CUSIP Number)

                           Peter B. Tinkham, Esq.
                           Texas Utilities Company
                      Secretary and Assistant Treasurer
                              1601 Bryan Street
                             Dallas, Texas 75201
                               (214)-812-4600

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                MARCH 3, 1998
                  ----------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.
         ------------
--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON

       Texas Utilities Company

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       I.R.S. Employer Identification No. 75-2669310
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)[X]
                                                                         (b)[ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING            77,500,000
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER


               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                      77,500,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          77,500,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO.
          ---------------
--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON

    TU Acquisitions PLC

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    None
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)[X]
                                                                         (b)[ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    AF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    England & Wales

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          77,500,000
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER


               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    77,500,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     77,500,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         The securities covered by this Schedule 13D are ordinary shares of 10p each ("Energy Group Shares") of The Energy Group PLC, a corporation organized under the laws of England and Wales ("The Energy Group"). The Company's principal executive offices are located at 117 Piccadilly, London W1V 9FJ, England.


ITEM 2.  IDENTITY AND BACKGROUND.

         (a) through (c) and (f). This statement is filed by TU Acquisitions PLC, a public limited company incorporated in England and Wales ("TU Acquisitions"), and Texas Utilities Company, a Texas corporation ("Texas Utilities"). TU Acquisitions is an indirectly wholly owned subsidiary of Texas Utilities. Information concerning the principal business, the address of the principal office and place of organization of each of Texas Utilities and TU Acquisitions is set forth in section 9 under the caption "Information on the Texas Utilities Group" in the Letter dated March 10, 1998 ("Letter") from Lehman Brothers International (Europe) ("Lehman Brothers") and Merrill Lynch International ("Merrill Lynch") contained in the Offer to Purchase dated March 10, 1998 ("Offer to Purchase"), a copy of which is filed as Exhibit (2)(a) hereto, and in section 2 under the caption "Registered/Principal Offices" in Appendix V to the Offer to Purchase and is incorporated herein by reference. Information concerning the name, business address, present principal occupation or employment and citizenship of each director and executive officer of Texas Utilities and TU Acquisitions as well as information concerning the material occupations, positions, offices or employments during the last five years of such persons is set forth in section 1 under the caption "Directors and executive officers of TU Acquisitions and Texas Utilities" in Appendix V to the Offer to Purchase and is incorporated herein by reference.

         (d) and (e). During the last five years, neither Texas Utilities nor TU Acquisitions, nor any person listed in section 1 under the caption "Directors and executive officers of TU Acquisitions and Texas Utilities" in Appendix V to the Offer to Purchase, has been either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The information set forth in section 8 under the caption "Financing arrangements" in Appendix VIII to the Offer to Purchase is incorporated herein by reference.


ITEM 4.  PURPOSE OF TRANSACTION.

         (a) through (d). The information set forth in section 2 under the caption "Background to and reasons for the Texas Utilities Offer", in section 3 under the caption "The Peabody Sale and certain consents" and in section 4 under the caption "Directors, management and employees", all in the Letter dated March 10, 1998, from the Chairman of Texas Utilities contained in the Offer to Purchase, in section 3 under the caption "Terms and Conditions of the Texas Utilities Offer", in section 10 under the caption "The Peabody Sale" and in section 13(a) under the caption "Management and employees", all in the Letter from Lehman Brothers and Merrill Lynch contained in the Offer to Purchase and in section 7 under the caption "Background to and reasons for the Texas Utilities Offer", in section 8 under the caption "Financing arrangements", in section 9 under the caption "Compulsory acquisition" and in section 10 under the caption "Certain consequences of the Texas Utilities Offer" all in Appendix VIII to the Offer to Purchase is incorporated herein by reference.

         (e) through (g).  Not applicable.

         (h). The information set forth in section 10(a) under the caption "Market effect" in Appendix VIII to the Offer to Purchase is incorporated herein by reference.

         (i) and (j).  Not applicable.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.


         (a) through (c). The information set forth in section 4(b) under the caption "Shareholdings and dealings in relevant Energy Group Securities" in Appendix VIII to the Offer to Purchase is incorporated herein by reference. TU Acquisitions purchased an aggregate of 77,500,000 Energy Group Shares on March 3 and 4, 1998 and such Energy Group Shares represent 14.9% of the outstanding Energy Group Shares, including Energy Group Shares evidenced by American Depository Shares ("Energy Group ADSs"), each representing four Energy Group Shares and evidenced by American Depository Receipts ("Energy Group ADRs"). Energy Group Shares and Energy Group ADSs are collectively referred to herein as "Energy Group Securities". These purchases were made by Merrill Lynch on the London Stock Exchange on behalf of TU Acquisitions at a price of 840 pence per share. The information set forth under the caption "Rule 10b-13 Exemption" on page 4 of the Offer to Purchase and in section 3 under the caption "Principal purchases" in Appendix VIII of the Offer to Purchase is incorporated herein by reference. The information set forth in section 4(b) under the caption "Shareholdings and dealings in relevant Energy Group Securities" in Appendix VIII to the Offer to Purchase is incorporated herein by reference.

         As of the close of business on March 6, 1998, Erle Nye, Chairman and Chief Executive of Texas Utilities and a Director of TU Acquisitions, beneficially owned 25 Energy Group ADRs which were received in connection with the demerger by Hanson PLC of The Energy Group on February 24, 1997 (the "Demerger"). His holdings of Energy Group Securities constitute less than .1% of the outstanding Energy Group Securities.

         As of the close of business on March 6, 1998, the Retirement Plan of the Texas Utilities Company System (the "Retirement Plan") held 24,375 Energy Group ADRs which were received in connection with the Demerger. The holdings of the Retirement Plan constitute less than .1% of the outstanding Energy Group Securities.

         (d) and (e).  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT

(1)(a) 364-Day Competitive Advance and Revolving Credit Facility Agreement, dated as of March 2, 1998 among Texas Utilities Company, Texas Utilities Electric Company, ENSERCH Corporation, The Chase Manhattan Bank, as Competitive Advance Facility Agent and Chase Bank of Texas, National Association, as Administrative Agent and certain banks listed therein (US Facility A).

(1)(b) 5-Year Competitive Advance and Revolving Credit Facility Agreement, dated as of March

                 2, 1998 among Texas Utilities Company, Texas Utilities Electric Company, ENSERCH Corporation, The Chase Manhattan Bank, as Competitive Advance Facility Agent and Chase Bank of Texas, National Association, as Administrative Agent and certain banks listed therein (US Facility B).

(1)(c)           Amendment No. 1, dated March 3, 1998, to US Facility A and US
                 Facility B.

(1)(d) Facilities Agreement for L.3,625,000,000 Credit Facilities for TU Finance (No. 1) Limited, TU Finance (No. 2) Limited, TU Acquisitions PLC, Chase Manhattan plc, Lehman Brothers International and Merrill Lynch Capital Corporation as Joint Lead Arrangers, The Chase Manhattan Bank, Lehman Commercial Paper Inc. and Merrill Lynch Capital Corporation as Underwriters (UK Facility).

(1)(e)           Amendment No. 1, dated March 3, 1998, to UK Facility.

(1)(f) 364-Day Competitive Advance Revolving Credit Facility Agreement "Interim Facility", dated as of March 6, 1998 among Texas Utilities Company, Chase Bank of Texas, National Association, as Administrative Agent and The Chase Manhattan Bank, as Competitive Advance Facility Agent, Initial Underwriters, The Chase Manhattan Bank, Lehman Commercial Paper Inc., Merrill Lynch Capital Corporation, Chase Securities Inc., Lehman Brothers Inc. and Merrill Lynch & Co. as Joint Lead Arrangers and certain banks listed herein.

(2)(a)           Offer to Purchase, dated March 10, 1998.

(2)(b) Agreement dated March 2, 1998 between The Energy Group PLC and P&L Holdings Corporation.

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.



Date:  March 12, 1998

                                           TU ACQUISITIONS PLC


                                           By: /s/ Robert A. Wooldridge
                                              ----------------------------------
                                              Name:    Robert A. Wooldridge
                                              Title:   Director


                                           TEXAS UTILITIES COMPANY


                                           By: /s/ Robert S. Shapard
                                              ----------------------------------
                                              Name:    Robert S. Shapard
                                              Title:   Treasurer

                                 EXHIBIT INDEX




EXHIBIT          DESCRIPTION
(1)(a)           364-Day Competitive Advance and Revolving Credit Facility Agreement, dated as of
                 March 2, 1998 among Texas Utilities Company, Texas Utilities Electric Company,
                 ENSERCH Corporation, The Chase Manhattan Bank, as Competitive Advance Facility
                 Agent and Chase Bank of Texas, National Association, as Administrative Agent and
                 certain banks listed therein (US Facility A).

(1)(b)           5-Year Competitive Advance and Revolving Credit Facility Agreement, dated as of March
                 2, 1998 among Texas Utilities Company, Texas Utilities Electric Company, ENSERCH
                 Corporation, The Chase Manhattan Bank, as Competitive Advance Facility Agent and
                 Chase Bank of Texas, National Association, as Administrative Agent and certain banks listed therein (US Facility B).

(1)(c)           Amendment No. 1, dated March 3, 1998, to US Facility A and US Facility B.

(1)(d)           Facilities Agreement for L.3,625,000,000 Credit Facilities for TU Finance (No. 1)
                 Limited, TU Finance (No. 2) Limited, TU Acquisitions PLC, Chase Manhattan plc,
                 Lehman Brothers International and Merrill Lynch Capital Corporation as Joint Lead
                 Arrangers, The Chase Manhattan Bank, Lehman Commercial Paper Inc. and Merrill
                 Lynch Capital Corporation as Underwriters (UK Facility).

(1)(e)           Amendment No. 1, dated March 3, 1998, to UK Facility.

(1)(f)           364-Day Competitive Advance Revolving Credit Facility Agreement "Interim Facility",
                 dated as of March 6, 1998 among Texas Utilities Company, Chase Bank of Texas,
                 National Association, as Administrative Agent and The Chase Manhattan Bank,
                 as Competitive Advance Facility Agent, Initial Underwriters, The Chase Manhattan Bank,
                 Lehman Commercial Paper Inc., Merrill Lynch Capital Corporation, Chase Securities
                 Inc., Lehman Brothers Inc. and Merrill Lynch & Co. as Joint Lead Arrangers and certain banks listed herein.

(2)(a)           Offer to Purchase, dated March 10, 1998.

(2)(b) Agreement dated March 2, 1998 between The Energy Group PLC and P&L Holdings Corporation.